SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CLEAN ENERGY FUELS CORP.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

184499101

(CUSIP Number)

AUGUST 30, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☒ Rule 13d–1(c)

☐ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184499101
1	NAMES OF REPORTING PERSONS TEMASEK HOLDINGS (PRIVATE) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (see instructions) (b) ☐
3	SEC use only
4	Citizenship or place of organization REPUBLIC OF SINGAPORE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
6

Shared voting power

    US$80,000,000 of principal amount of 7.5% convertible notes due 2016*

    * = convertible notes may be converted into not more than 5,333,333 ordinary shares or 7.0% of the Issuer’s outstanding common stock

    (assuming all convertible notes are converted)

	7	Sole dispositive power
8

Shared dispositive power

    US$80,000,000 of principal amount of 7.5% convertible notes due 2016*

    * = convertible notes may be converted into not more than 5,333,333 ordinary shares or 7.0% of the Issuer’s outstanding common stock

    (assuming all convertible notes are converted)

9

Aggregate amount beneficially owned by each reporting person

    US$80,000,000 of principal amount of 7.5% convertible notes due 2016*

    * = convertible notes may be converted into not more than 5,333,333 ordinary shares or

    7.0% of the Issuer’s outstanding common stock (assuming all convertible notes are converted)

10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11	Percent of class represented by amount in Row (9) 7.0%
12	Type of reporting person (see instructions) HC

CUSIP No. 184499101
1	NAMES OF REPORTING PERSONS TEMBUSU CAPITAL PTE. LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (see instructions) (b) ☐
3	SEC use only
4	Citizenship or place of organization REPUBLIC OF SINGAPORE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
6

Shared voting power

    US$80,000,000 of principal amount of 7.5% convertible notes due 2016*

    * = convertible notes may be converted into not more than 5,333,333 ordinary shares or 7.0% of the Issuer’s outstanding common stock

    (assuming all convertible notes are converted)

	7	Sole dispositive power
8

Shared dispositive power

    US$80,000,000 of principal amount of 7.5% convertible notes due 2016*

    * = convertible notes may be converted into not more than 5,333,333 ordinary shares or 7.0% of the Issuer’s outstanding common stock

    (assuming all convertible notes are converted)

9

Aggregate amount beneficially owned by each reporting person

    US$80,000,000 of principal amount of 7.5% convertible notes due 2016*

    * = convertible notes may be converted into not more than 5,333,333 ordinary shares or 7.0% of the Issuer’s outstanding common stock

    (assuming all convertible notes are converted)

10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11	Percent of class represented by amount in Row (9) 7.0%
12	Type of reporting person (see instructions) HC

CUSIP No. 184499101
1	NAMES OF REPORTING PERSONS THOMSON CAPITAL PTE. LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (see instructions) (b) ☐
3	SEC use only
4	Citizenship or place of organization REPUBLIC OF SINGAPORE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
6

Shared voting power

    US$70,000,000 of principal amount of 7.5% convertible notes due 2016*

    * = convertible notes may be converted into not more than 4,666,666 ordinary shares or 6.2% of the Issuer’s outstanding common stock

    (assuming all convertible notes are converted)

	7	Sole dispositive power
8

Shared dispositive power

    US$70,000,000 of principal amount of 7.5% convertible notes due 2016*

    * = convertible notes may be converted into not more than 4,666,666 ordinary shares or 6.2% of the Issuer’s outstanding common stock

    (assuming all convertible notes are converted)

9

Aggregate amount beneficially owned by each reporting person

    US$70,000,000 of principal amount of 7.5% convertible notes due 2016*

    * = convertible notes may be converted into not more than 4,666,666 ordinary shares or 6.2% of the Issuer’s outstanding common stock

    (assuming all convertible notes are converted)

10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11	Percent of class represented by amount in Row (9) 6.2%
12	Type of reporting person (see instructions) HC

CUSIP No. 184499101
1	NAMES OF REPORTING PERSONS ANDERSON INVESTMENTS PTE. LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (see instructions) (b) ☐
3	SEC use only
4	Citizenship or place of organization REPUBLIC OF SINGAPORE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
6

Shared voting power

    US$70,000,000 of principal amount of 7.5% convertible notes due 2016*

    * = convertible notes may be converted into not more than 4,666,666 ordinary shares or 6.2% of the Issuer’s outstanding common stock

    (assuming all convertible notes are converted)

	7	Sole dispositive power
8

Shared dispositive power

    US$70,000,000 of principal amount of 7.5% convertible notes due 2016*

    * = convertible notes may be converted into not more than 4,666,666 ordinary shares or 6.2% of the Issuer’s outstanding common stock

    (assuming all convertible notes are converted)

9

Aggregate amount beneficially owned by each reporting person

    US$70,000,000 of principal amount of 7.5% convertible notes due 2016*

    * = convertible notes may be converted into not more than 4,666,666 ordinary shares or 6.2% of the Issuer’s outstanding common stock

    (assuming all convertible notes are converted)

10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11	Percent of class represented by amount in Row (9) 6.2%
12	Type of reporting person (see instructions) HC

CUSIP No. 184499101
1	NAMES OF REPORTING PERSONS SPRINGLEAF INVESTMENTS PTE. LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (see instructions) (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
6

Shared voting power

    US$70,000,000 of principal amount of 7.5% convertible notes due 2016*

    * = convertible notes may be converted into not more than 4,666,666 ordinary shares or 6.2% of the Issuer’s outstanding common stock

    (assuming all convertible notes are converted)

	7	Sole dispositive power
8

Shared dispositive power

    US$70,000,000 of principal amount of 7.5% convertible notes due 2016*

    * = convertible notes may be converted into not more than 4,666,666 ordinary shares or 6.2% of the Issuer’s outstanding common stock

    (assuming all convertible notes are converted)

9

Aggregate amount beneficially owned by each reporting person

    US$70,000,000 of principal amount of 7.5% convertible notes due 2016*

    * = convertible notes may be converted into not more than 4,666,666 ordinary shares or

    6.2% of the Issuer’s outstanding common stock (assuming all convertible notes are converted)

10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11	Percent of class represented by amount in Row (9) 6.2%
12	Type of reporting person (see instructions) HC

Item 1	(a).	Name of issuer:

The name of the issuer is Clean Energy Fuels Corp. (“Clean Energy”), a corporation incorporated under the laws of the State of Delaware.

Item 1	(b).	Address of issuer’s principal executive offices:

3020 Old Ranch Parkway, Suite 400, Seal Beach CA 90740

2	(a).	Name of person filing:

The persons filing this report are:

(1) Temasek Holdings (Private) Limited (“Temasek Holdings”);

(2) Tembusu Capital Pte. Ltd. (“Tembusu”);

(3) Thomson Capital Pte. Ltd. (“Thomson”);

(4) Anderson Investments Pte. Ltd. (“Anderson”); and

(5) Springleaf Investments Pte. Ltd. (“Springleaf”).

2	(b).	Address or principal business office or, if none, residence:

The address of the principal business office of each of Temasek Holdings, Tembusu, Thomson and Anderson is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891. The address of the registered office of Springleaf is Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands.

2	(c).	Citizenship:

Each of Temasek Holdings, Tembusu, Thomson and Anderson is a corporation organized under the laws of the Republic of Singapore. Springleaf is a corporation organized under the laws of the Cayman Islands.

2	(d).	Title of class of securities:

This report relates to the common stock of Clean Energy (the “Ordinary Shares”).

2	(e).	CUSIP No.:

The CUSIP number of the Ordinary Shares is 184499101.

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

N/A

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

	(e)	☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a) Amount beneficially owned:

Each of Temasek Holdings and Tembusu is deemed to beneficially own US$80,000,000 of principal amount of 7.5% convertible notes due 2016 (the “2016 Convertible Notes”), which may be converted into not more than 5,333,333 Ordinary Shares (assuming all of the 2016 Convertible Notes are converted).

On August 30, 2011, Clean Energy issued US$150,000,000 of the 2016 Convertible Notes. The 2016 Convertible Notes may be converted into Ordinary Shares at a conversion price of US$15 per ordinary share. Springleaf and Lionfish Investments Pte. Ltd. (“Lionfish”) acquired US$70,000,000 and US$10,000,000, respectively, of principal amount of the 2016 Convertible Notes.

Springleaf, Anderson, Marina Capital Pte. Ltd. (“Marina”) and Lionfish are each indirectly, wholly owned by Tembusu. Thomson and Seatown Holdings Pte. Ltd. (“Seatown”) are each wholly owned by Tembusu. Tembusu is wholly owned by Temasek Holdings. Each of Temasek Holdings and Tembusu is deemed to beneficially own the aggregate of US$80,000,000 of principal amount of the 2016 Convertible Notes owned by Springleaf and Lionfish directly, which may be converted into not more than 5,333,333 Ordinary Shares (assuming all of the 2016 Convertible Notes are converted).

Each of Thomson and Anderson is deemed to beneficially own, and Springleaf directly owns, US$70,000,000 of principal amount of the 2016 Convertible Notes, which may be converted into not more than 4,666,666 Ordinary Shares (assuming all of the 2016 Convertible Notes that Springleaf directly owns are converted). Springleaf is wholly owned by Anderson, which in turn is wholly owned by Thomson.

Each of Seatown and Marina is deemed to beneficially own, and Lionfish directly owns, US$10,000,000 of principal amount of the 2016 Convertible Notes, which may be converted into not more than 666,667 Ordinary Shares (assuming all of the 2016 Convertible Notes that Lionfish directly owns are converted). Lionfish is wholly owned by Marina, which in turn is wholly owned by Seatown.

Thomson, Anderson and Springleaf do not directly or indirectly own the 2016 Convertible Notes owned by Lionfish. Seatown, Marina and Lionfish do not directly or indirectly own the 2016 Convertible Notes owned by Springleaf.

Thomson, Anderson and Springleaf expressly disclaim beneficial ownership over the 2016 Convertible Notes that Lionfish directly owns.

(b) Percent of class:

The 2016 Convertible Notes that are deemed to be beneficially owned by each of Temasek Holdings and Tembusu may be converted into not more than approximately 7.0% of the Ordinary Shares outstanding.

The 2016 Convertible Notes that are deemed to be beneficially owned by Thomson and Anderson, and which are directly owned by Springleaf, may be converted into not more than approximately 6.2% of the Ordinary Shares outstanding.

The 2016 Convertible Notes that are deemed to be beneficially owned by Seatown and Marina, and which are directly owned by Lionfish, may be converted into not more than approximately 0.9% of the Ordinary Shares outstanding.

All percentage calculations in this schedule are based on the 70,368,655 Ordinary Shares reported as outstanding by Clean Energy as of August 2, 2011 in its most recent quarterly report on Form 10-Q filed on August 8, 2011.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0.

(ii) Shared power to vote or to direct the vote:

Each of Temasek Holdings and Tembusu is deemed to beneficially own US$80,000,000 of principal amount of the 2016 Convertible Notes, which may be converted into not more than 5,333,333 Ordinary Shares (assuming all of the 2016 Convertible Notes are converted).

Each of Thomson and Anderson is deemed to beneficially own, and Springleaf directly owns, US$70,000,000 of principal amount of the 2016 Convertible Notes, which may be converted into not more than 4,666,666 Ordinary Shares (assuming all of the 2016 Convertible Notes that Springleaf directly owns are converted).

Each of Seatown and Marina is deemed to beneficially own, and Lionfish directly owns, US$10,000,000 of principal amount of the 2016 Convertible Notes, which may be converted into not more than 666,667 Ordinary Shares (assuming all of the 2016 Convertible Notes that Lionfish directly owns are converted).

(iii) Sole power to dispose or to direct the disposition of:

0.

(iv) Shared power to dispose or to direct the disposition of:

Each of Temasek Holdings and Tembusu is deemed to beneficially own US$80,000,000 of principal amount of the 2016 Convertible Notes, which may be converted into not more than 5,333,333 Ordinary Shares (assuming all of the 2016 Convertible Notes are converted).

Each of Thomson and Anderson is deemed to beneficially own, and Springleaf directly owns, US$70,000,000 of principal amount of the 2016 Convertible Notes, which may be converted into not more than 4,666,666 Ordinary Shares (assuming all of the 2016 Convertible Notes that Springleaf directly owns are converted).

Each of Seatown and Marina is deemed to beneficially own, and Lionfish directly owns, US$10,000,000 of principal amount of the 2016 Convertible Notes, which may be converted into not more than 666,667 Ordinary Shares (assuming all of the 2016 Convertible Notes that Lionfish directly owns are converted).

Item 5.	Ownership of 5 Percent or Less of a Class.

N/A

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 9, 2011

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Lena Chia Yue Joo

Name:	Lena Chia Yue Joo
Title:	Authorized Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Lena Chia Yue Joo

Name:	Lena Chia Yue Joo
Title:	Director

THOMSON CAPITAL PTE. LTD.

By:	/s/ Poy Weng Chuen

Name:	Poy Weng Chuen
Title:	Director

ANDERSON INVESTMENTS PTE. LTD.

By:	/s/ Poy Weng Chuen

Name:	Poy Weng Chuen
Title:	Director

SPRINGLEAF INVESTMENTS PTE. LTD.

By:	/s/ Chan Wai Ching

Name:	Chan Wai Ching
Title:	Director